# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Diameter Credit Co, CIK 0001916099
CUSIP: 000000000
Title of class of securities: Common shares of beneficial interest, par value $0.001 per share
Address of issuer's principal executive offices: 55 Hudson Yards, 29th Floor, New York, New York (NY), 10001
Date of event which requires filing of this statement: 09/17/2025
Filed by CIK 0002012136
Persons authorized to receive notices and communications: Erin E. Martin, Esq., Morgan, Lewis & Bockius LLP, 1111 Pennsylvania Avenue, NW, Washington, District Of Columbia (DC), 20004-2541, (202) 739-3000

## Reporting persons
- APO Corp. (CIK 0002012136): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 8,547,379.05; sole dispositive power 0; shared dispositive power 8,547,379.05; aggregate amount beneficially owned 8,547,379.05 (20.4% of the class)
- AP DLF Offshore Investor, L.P. (CIK 0002011995): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 8,547,379.05; sole dispositive power 0; shared dispositive power 8,547,379.05; aggregate amount beneficially owned 8,547,379.05 (20.4% of the class)
- Apollo Principal Holdings B, L.P. (CIK 0001968376): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 8,547,379.05; sole dispositive power 0; shared dispositive power 8,547,379.05; aggregate amount beneficially owned 8,547,379.05 (20.4% of the class)
- Apollo Principal Holdings B GP, LLC (CIK 0002011937): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 8,547,379.05; sole dispositive power 0; shared dispositive power 8,547,379.05; aggregate amount beneficially owned 8,547,379.05 (20.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common shares of beneficial interest, par value $0.001 per share
Name of issuer: Diameter Credit Co
Address of issuer's principal executive offices: 55 Hudson Yards, 29th Floor, New York, New York (NY), 10001
Comment:
Schedule 13D/A

Amendment No. 3

The information in this Amendment No. 3 to Schedule 13D (this "Third Amendment" or this "13D/A") amends and supplements the Schedule 13D (the "Original Schedule 13D") filed with the U.S. Securities and Exchange Commission (the "SEC") by AP DLF Offshore Investor, L.P. ("Offshore Investor") and the other Reporting Persons therein described on March 13, 2024, relating to the common shares of beneficial interest, par value $0.001 per share (the "Common Shares"), of Diameter Credit Company (the "Issuer"), as amended by Amendment No. 1 thereto filed on April 24, 2024 and Amendment No. 2 thereto filed on July 31, 2024 (as amended, the "Schedule 13D").

Except as set forth herein, the Schedule 13D remains unmodified.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) & (b) Information in Rows 7 to 13 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 5 by reference. The aggregate beneficial ownership of the ordinary shares by the Reporting Persons is as follows:

Sole Voting Power 0
Shared Voting Power 8,547,379.05
Sole Dispositive Power 0
Shared Dispositive Power 8,547,379.05

The Reporting Persons' aggregate percentage beneficial ownership is based on 41,914,845.69 shares of Common Shares outstanding as of September 17, 2025, based on information received from the Issuer.

Each of the entities listed above other than Offshore Investor disclaims beneficial ownership of any shares of the ordinary shares owned of record by Offshore Investor, except to the extent of any pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Transactions in the class effected during the past sixty days: The Reporting Persons effected the following transaction of Common Shares during the past sixty days: on July 14, 2025, the Issuer issued a capital call notice to certain investors that have committed to purchase Common Shares. Pursuant to such capital call notice, Offshore Investor was obligated to make a capital contribution of $21,000,000.00 on July 28, 2025, and the Issuer issued 768,708.34 Common Shares to Offshore Investor on such date. The sources of funds for such purchase was working capital. On September 3, 2025, the Issuer issued a capital call notice to certain investors that have committed to purchase Common Shares. Pursuant to such capital call notice, Offshore Investor was obligated to make a capital contribution of $24,500,000.00 on September 17, 2025, and the Issuer issued 883,965.66 Common Shares to Offshore Investor on such date. The source of funds for such purchase was working capital.
Other persons with the right to receive dividends or sale proceeds: (d) & (e) Not applicable.

## Signatures
- APO Corp.: /s/ William B. Kuesel, William B. Kuesel/Vice President (09/19/2025)
- AP DLF Offshore Investor, L.P.: Apollo Principal Holdings B, L.P., General Partner (09/19/2025)
- AP DLF Offshore Investor, L.P.: Apollo Principal Holdings B GP, LLC, General Partner (09/19/2025)
- AP DLF Offshore Investor, L.P.: /s/ William B. Kuesel, William B. Kuesel/Vice President (09/19/2025)
- Apollo Principal Holdings B, L.P.: Apollo Principal Holdings B GP, LLC, General Partner (09/19/2025)
- Apollo Principal Holdings B, L.P.: /s/ William B. Kuesel, William B. Kuesel/Vice President (09/19/2025)
- Apollo Principal Holdings B GP, LLC: /s/ William B. Kuesel, William B. Kuesel/Vice President (09/19/2025)